UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023.

Commission File Number: 001-41879

GARDEN STAGE LIMITED

(Translation of registrant’s name into English)

Room 201, 2/F, China Insurance Group Building
141 Des Voeux Road Central
Central, Hong Kong
Tel: +852 2688 6333

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On November 30, 2023, Garden Stage Limited, a Cayman Islands company limited by shares (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Revere Securities LLC as representative (the “Representative”) of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment initial public offering (the “Offering”) of an aggregate of 2,500,000 of the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) at a public offering price of $4.00 per share (the “Public Offering Price”). The Ordinary Shares were offered by the Company pursuant to an effective registration statement on Form F-1, as amended (File No. 333-273053), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 30, 2023, and another effective registration statement on Form F-1MEF (File No. 333- 333-275829, “Form F-1MEF”) filed with the SEC on November 30, 2023.

Pursuant to the Underwriting Agreement, the Company also granted the underwriters a 45-day option to purchase up to 375,000 Ordinary Shares at the Public Offering Price, less the underwriting discount, to cover over-allotment, if any (the “Over-Allotment Option”).

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement, that is filed as Exhibit 1.1 to this Report on Form 6-K and are incorporated herein by reference.

On December 4, 2023, the Representative exercised the Over-Allotment Option in full to purchase an additional 375,000 Ordinary Shares.

On December 5, 2023, the Company closed the Offering and the Over-Allotment Option. The Company received $11.50 million in gross proceeds from the Offering and the full exercise of the Over-Allotment Option, before deducting underwriting discounts and other estimated expenses payable by the Company.

A final prospectus relating to this Offering was filed with the Commission on December 4, 2023. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “GSIW” on December 1, 2023.

All of the Company’s existing shareholders who held Ordinary Shares prior to the initial public offering have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares for a period from 6 months without the prior written consent of the Representative.

On November 30, 2023, the Company issued a press release furnished herewith as Exhibit 99.1 announcing the pricing of the Offering. On December 5, 2023, the Company issued a press release furnished herein as Exhibit 99.2, announcing the closing of the Offering.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits

Exhibits

Exhibit No.	Description
1.1	Underwriting Agreement executed between the Company and the Representative
99.1	Pricing Press Release
99.2	Closing Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2023	GARDEN STAGE LIMITED

	By:	/s/ Sze Ho, CHAN
	Name:	Sze Ho, CHAN
	Title:	Chief Executive Officer and Director

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